Exhibit 99.1

Arco Provides Update Related to
the Non-Binding Proposal

São Paulo, Brazil, May 1, 2023 – Arco Platform Limited, or “Arco” or “Company” (Nasdaq: ARCE), today announced that the special committee of the board of directors (the “Special Committee”) received a revised non-binding proposal from General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto or their respective affiliates at a price of $13.00 per share in cash. Based on recent discussions between the Special Committee and General Atlantic and Dragoneer, the Special Committee has agreed to negotiate definitive agreements with respect to a potential transaction. However, no agreement has been reached as to the terms of a potential transaction and there can be no assurance that a transaction will be approved at any time or as to the price or other terms of any such transaction.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements pertaining to the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance and the approval and consummation of the transaction related to the Proposal or any alternative transaction. The successful achievement of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by such statements. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance. Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent

Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/